UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul 07331, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Index

1. Summary of the 2025 First Half Business Report

2. Exhibit 99.1 KB Financial Group Review Report for the First Half of 2025 (Consolidated)

3. Exhibit 99.2 KB Financial Group Review Report for the First Half of 2025 (Separate)

1.	Introduction to the Company

1.1.	Business Purpose

1.2.	History

1.3.	Overview of the Business Group

1.4.	Capital Structure

1.5.	Dividends

1.6.	Amendments to the Articles of Incorporation

2.	Business

2.1.	Results of Operations

2.2.	Sources and Uses of Funds

2.3.	Other Information to Consider in Making an Investment Decision

3.	Financial Information

3.1.	Consolidated Financial Information

3.2.	Separate Financial Information

3.3.	Other Selected Financial Data

3.4.	Other Financial Information

4.	Independent Public Accountants

4.1.	Audit/ Review Services

4.2.	Public Company Accounting Oversight Board (“PCAOB”) Audit Services

4.3.	Change in Auditor

5.	Corporate Governance and Affiliated Companies

5.1.	Board of Directors & Committees under the Board

5.2.	Audit Committee

5.3.	Compensation to Directors

5.4.	Top 5 Highest-Paid Individuals

5.5.	Stock-based Compensation

5.6.	Affiliated Companies

6.	Directors, Senior Management and Employees

6.1.	Executive Directors

6.2.	Non-standing Directors

6.3.	Non-executive Directors

6.4.	Senior Management

6.5.	Employees

7.	Major Shareholders and Related Party Transactions

7.1.	Major Shareholders

7.2.	Changes in the Largest Shareholder

7.3.	Employee Stock Ownership Association

7.4.	Investments in Affiliated Companies

7.5.	Related Party Transactions

8.	Internal Controls

8.1.	Management’s Assessment of the Effectiveness of the Internal Accounting Management System

8.2.	Audit Committee’s Assessment of the Effectiveness of the Internal Accounting Management System

8.3.	External Auditor’s Audit Opinion (Review Report) on the Effectiveness of the Internal Accounting Management System

Summary of 2025 First Half Business Report

On August 14, 2025, KB Financial Group Inc. (“KB Financial Group,” the “Company” or the “Group”) filed its business report for the first half of 2025 (the “Business Report”) with the Financial Services Commission of Korea and the Korea Exchange. This is a summary of the Business Report translated into English.

Except where indicated otherwise, financial information contained in this summary have been prepared in accordance with the Korean equivalent of International Financial Reporting Standards (“K-IFRS”), which differ in certain important respects from generally accepted accounting principles in the United States.

All references to “KB Financial Group,” “we,” “us,” the “Company” or the “Group” are to KB Financial Group and, unless the context requires otherwise, its subsidiaries. In addition, all references to “Won” or “KRW” in this document are to the currency of the Republic of Korea.

1. Introduction to the Company

1.1. Business Purpose

KB Financial Group is a financial holding company that was established in September 2008. Its main business purpose is to hold shares in companies that are engaged in financial or related services, as well as govern and manage such companies. Its consolidated subsidiaries are primarily engaged in the banking business, as well as the credit card business, the financial investment business, the insurance business and other related businesses.

1.2. History

•	September 26, 2008

Obtained final approval from the Financial Services Commission to establish a financial holding company

•	September 29, 2008

Establishment of the Company through a comprehensive stock transfer and listing on the New York Stock Exchange

•	October 10, 2008

Listing on the Korea Exchange

•	October 20, 2008

The largest shareholder of the Company changed from the Korean National Pension Service to ING Bank N.V.

•	October 31, 2008

The largest shareholder of the Company changed from ING Bank N.V. to the Korean National Pension Service

•	May 4, 2009

Added Kookmin Bank Cambodia PLC. as a second-tier subsidiary

•	June 22, 2009

Added KB Life Insurance Co., Ltd. (“KB Life Insurance”), formerly a second-tier subsidiary, as a first-tier subsidiary

•	July 1, 2009

Changed the name of KB Venture Capital Co., Ltd. to KB Investment Co., Ltd. (“KB Investment”)

•	January 22, 2010

The largest shareholder of the Company changed from the Korean National Pension Service to ING Bank N.V.

•	March 2, 2011

Added KB Kookmin Card Co., Ltd. (“KB Kookmin Card”) as a first-tier subsidiary following the spin-off of Kookmin Bank’s credit card business unit.

•	March 14, 2011

KB Futures Co., Ltd. was merged into KB Investment & Securities Co., Ltd. (“KB Investment & Securities”)

•	July 8, 2011

The largest shareholder of the Company changed from ING Bank N.V. to the Korean National Pension Service

•	January 13, 2012

Added KB Savings Bank Co., Ltd. (“KB Savings Bank”) as a first-tier subsidiary

•	October 10, 2012

Added KB Kookmin Bank (China) Ltd. as a second-tier subsidiary

•	June 20, 2013

Acquired the remaining shares of KB Life Insurance, which increased the Company’s shareholding to 100%

•	September 2, 2013

Added Yehansoul Savings Bank as a first-tier subsidiary

•	January 13, 2014

Yehansoul Savings Bank was merged into KB Savings Bank

•	March 20, 2014

Added KB Capital Co., Ltd. (“KB Capital”) as a first-tier subsidiary

•	June 24, 2015

Added KB Insurance Co., Ltd. (“KB Insurance”) as a non-consolidated first-tier subsidiary

•	November 23, 2015

Acquired additional shares of KB Insurance, which increased the Company’s shareholding from 19.47% to 33.29%

•	May 31, 2016

Added Hyundai Securities Co., Ltd. (“Hyundai Securities”) as a non-consolidated first-tier subsidiary

•	June 21, 2016

Disposed of LIG Investment & Securities, Co., Ltd., a second-tier subsidiary

•	June 28, 2016

Acquired treasury shares of Hyundai Securities, which increased the Company’s equity ownership in Hyundai Securities from 22.56% to 29.62%

•	December 1, 2016

Added KB Golden Life Care Co., Ltd. as a second-tier subsidiary

•	December 30, 2016

Merged KB Investment & Securities with and into Hyundai Securities, with Hyundai Securities as the surviving entity, then changed its name to KB Securities Co., Ltd. (“KB Securities”)

•	February 8, 2017

Added KB KOLAO LEASING Co., Ltd. as a second-tier subsidiary

•	March 8, 2017

Added KB Microfinance Myanmar Co., Ltd. as a second-tier subsidiary

•	July 7, 2017

Converted KB Insurance and KB Capital into wholly-owned subsidiaries of the Company through comprehensive stock swaps

•	September 29, 2017

Added KB Asset Management Singapore Pte. Ltd. as a second-tier subsidiary (changed from a second-tier subsidiary of KB Securities to a first-tier subsidiary of KB Asset Management Co., Ltd.)

•	October 9, 2017

Added KB SECURITIES VIETNAM JOINT STOCK COMPANY (formerly MARITIME SECURITIES INCORPORATION) as a second-tier subsidiary

•	October 16, 2017

Disposed of Hyundai Savings Bank, Co., Ltd., a second-tier subsidiary

•	December 22, 2017

Disposed of Hyundai Asset Management, Co., Ltd., a second-tier subsidiary

•	July 6, 2018

Added KB Daehan Specialized Bank PLC. as a second-tier subsidiary

•	August 21, 2018

Added KBAM Shanghai Advisory Services Co., Ltd. as a second-tier subsidiary

•	April 10, 2020

Added PRASAC Microfinance Institution PLC. as a second-tier subsidiary

•	May 18, 2020

Added PT Sunindo Kookmin Best Finance as a second-tier subsidiary

•	July 3, 2020

Added PT KB Finansia Multi Finance as a second-tier subsidiary

•	August 31, 2020

Added Prudential Life Insurance Company of Korea, Ltd. (“Prudential Life Insurance”) as a first-tier subsidiary

•	September 2, 2020

Added PT Bank Bukopin Tbk as a second-tier subsidiary (renamed PT Bank KB Bukopin, Tbk. on February 8, 2021)

•	December 16, 2020

Added KB FINA JOINT STOCK COMPANY as a second-tier subsidiary

•	December 23, 2020

Added KB Bank Myanmar Co., Ltd. as a second-tier subsidiary

•	January 29, 2021

Added J Fintech Co., Ltd as a second-tier subsidiary (renamed KB J Capital Co., Ltd. on February 16, 2021)

•	March 2, 2021

Added PT KB Data Systems Indonesia as a second-tier subsidiary

•	October 8, 2021

Added KB Healthcare Co., Ltd. as a second-tier subsidiary

•	February 14, 2022

Added PT KB Valbury Sekuritas as a second-tier subsidiary

•	May 10, 2022

Added KB Life Partners Co., Ltd. as a second-tier subsidiary

•	December 26, 2022

Added i-Finance Leasing Plc. as a second-tier subsidiary

•	December 26, 2022

Renamed Prudential Life Insurance Company of Korea, Ltd. to KB Life Insurance Co., Ltd.

•	January 1, 2023

Merged KB Life Insurance with and into KB Life Insurance Co., Ltd. (former Prudential Life Insurance Company of Korea, Ltd.)

•	June 30, 2023

Withdrew KB Credit Information Co., Ltd. as a first-tier subsidiary and added it as a second-tier subsidiary as it became a subsidiary of KB Kookmin Card Co., Ltd. (a first-tier subsidiary)

•	August 4, 2023

Merged KB Bank Cambodia Plc. with and into PRASAC Microfinance Institution Plc.; renamed the merged entity KB PRASAC BANK PLC. and converted it into a commercial bank

•	October 5, 2023

Transferred KB Golden Life Care Co., Ltd. from being a subsidiary of KB Insurance Co., Ltd. to a subsidiary of KB Life Insurance Co., Ltd.

•	December 13, 2023

Added Teamwink Inc. as a second-tier subsidiary (renamed to KBFintech Co., Ltd. on October 14, 2024)

•	June 3, 2024

Added KB Fund Partners as a second-tier subsidiary following the split-off of Kookmin Bank’s fund services business unit

1.3. Overview of the Business Group

(As of June 30, 2025)
Type	Name of Company	Controlling Company	Remarks
Holding Company	KB Financial Group	—	Listed
1st Tier Subsidiaries	Kookmin Bank	KB Financial Group	Not listed
	KB Securities Co., Ltd.	KB Financial Group	Not listed
	KB Insurance Co., Ltd.	KB Financial Group	Not listed
	KB Kookmin Card Co., Ltd.	KB Financial Group	Not listed
	KB Life Insurance Co., Ltd.	KB Financial Group	Not listed
	KB Asset Management Co., Ltd.	KB Financial Group	Not listed
	KB Capital Co., Ltd.	KB Financial Group	Not listed
	KB Real Estate Trust Co., Ltd.	KB Financial Group	Not listed
	KB Savings Bank Co., Ltd.	KB Financial Group	Not listed
	KB Investment Co., Ltd.	KB Financial Group	Not listed
	KB Data Systems Co., Ltd.	KB Financial Group	Not listed
2nd Tier Subsidiaries	PT Bank KB Bukopin Tbk.	Kookmin Bank	Listed (Overseas)
	Kookmin Bank (China) Limited	Kookmin Bank	Not listed (Overseas)
	KB Microfinance Myanmar Co., Ltd.	Kookmin Bank	Not listed (Overseas)
	KB Bank Myanmar Co., Ltd.	Kookmin Bank	Not listed (Overseas)
	KB PRASAC BANK PLC	Kookmin Bank	Not listed (Overseas)
	KB Fund Partners	Kookmin Bank	Not listed
	KBFG Securities America Inc.	KB Securities	Not listed (Overseas)

(As of June 30, 2025)
Type	Name of Company	Controlling Company	Remarks
	KB Securities Hong Kong Ltd.	KB Securities	Not listed (Overseas)
	KB SECURITIES VIETNAM JOINT STOCK COMPANY	KB Securities	Not listed (Overseas)
	KB-TS Technology Venture Private Equity Fund	KB Securities	Not listed
	KB-Stonebridge Secondary Private Equity Fund	KB Securities	Not listed
	KB-SPROTT Renewable Private Equity Fund I	KB Securities	Not listed
	KB-SP Private Equity Fund IV.(1)	KB Securities	Not listed
	KB-NAU Special Situation Corporate Restructuring Private Equity Fund	KB Securities	Not listed
	U-KB Credit No.1 Private Equity I	KB Securities	Not listed
	KB-SBI Global Strategic Capital Fund	KB Securities	Not listed
	KB FINA JOINT STOCK COMPANY	KB Securities	Not listed (Overseas)
	PT KB Valbury Sekuritas	KB Securities	Not listed (Overseas)
	KB-LB Middle Market Enterprises Innovation Private Equity Fund	KB Securities	Not listed
	KB-IMM New Star Real Estate Private Fund I	KB Securities	Not listed
	KB-Novus Genesis Private Equity Fund(2)	KB Securities	Not listed
	KB-IMM New Star Real Estate Private Fund II(3)	KB Securities	Not listed
	KB Claims Survey & Adjusting Co., Ltd.	KB Insurance	Not listed
	KB Sonbo Customer & Service	KB Insurance	Not listed
	Leading Insurance Services, Inc	KB Insurance	Not listed (Overseas)
	KBFG Insurance (China) Co., Ltd	KB Insurance	Not listed (Overseas)
	PT. KB Insurance Indonesia	KB Insurance	Not listed (Overseas)
	KB Healthcare Co., Ltd.	KB Insurance	Not listed
	KB Credit Information	KB Kookmin Card	Not listed
	KB Daehan Specialized Bank Plc.	KB Kookmin Card	Not listed (Overseas)
	PT KB Finansia Multi Finance	KB Kookmin Card	Not listed (Overseas)
	KB J Capital Co., Ltd	KB Kookmin Card	Not listed (Overseas)
	KB Life Partners Co., Ltd	KB Life Insurance	Not listed
	KB Golden Life Care Co., Ltd.	KB Life Insurance	Not listed
	KB Asset Management Singapore Pte. Ltd.	KB Asset Management	Not listed (Overseas)
	KBAM Shanghai Advisory Services Co., Ltd.	KB Asset Management	Not listed (Overseas)
	PT KB Valbury Asset Management	KB Asset Management	Not listed (Overseas)
	KB Co-investment 1st Private Equity Fund	KB Asset Management	Not listed
	KB Mezzanine Capital 4th Private Equity Fund	KB Asset Management	Not listed
	KB KOLAO LEASING Co., Ltd	KB Capital	Not listed (Overseas)
	PT. Sunindo Kookmin Best Finance	KB Capital	Not listed (Overseas)
	KBFintech Inc.	KB Capital	Not listed
	FineKB Private Equity Fund No.1	KB Investment	Not listed

(As of June 30, 2025)
Type	Name of Company	Controlling Company	Remarks
	KB Bio Global Expansion Private Equity Fund No.1	KB Investment	Not listed
	KB-Badgers Future Mobility ESG Fund I	KB Investment	Not listed
	FineKB Private Equity Fund No.2	KB Investment	Not listed
	PT KB Data Systems Indonesia	KB Data Systems	Not listed (Overseas)
3rd Tier Subsidiaries	PT Bukopin Finance	PT Bank KB Bukopin Tbk.	Not listed (Overseas)
	PT Bank Syariah Bukopin	PT Bank KB Bukopin Tbk.	Not listed (Overseas)
	Mangrove Master Fund	KB Asset Management Singapore Pte. Ltd.	Not listed (Overseas)
	Mangrove Feeder Fund	KB Asset Management Singapore Pte. Ltd.	Not listed (Overseas)

Notes:	(1) KB-SP Private Equity Fund IV is scheduled to be liquidated on July 25, 2025.

(2) KB-Novus Genesis Private Equity Fund was established on May 15, 2025, and was incorporated as a subsidiary of KB Securities.

(3) KB-IMM New Star Real Estate Private Fund II was established on June 24, 2025, and was incorporated as a subsidiary of KB Securities.

1.4. Capital Structure

1.4.1. Common Shares

Changes in Capital

(As of June 30, 2025)					(Unit: Won, shares)
Date	Type	Number of Shares Issued or Cancelled	Par Value	Price	Remarks
September 29, 2008	Common Stock	356,351,693	5,000	48,444	Establishment of the Company
September 2, 2009	Common Stock	30,000,000	5,000	37,250	% increase in number of common shares: 8.41865%
October 19, 2016	Common Stock	31,759,844	5,000	35,474	% increase in number of common shares: 8.22045%
December 12, 2019	Common Stock	2,303,617	5,000	—	Share Cancellation(1)
February 14, 2022	Common Stock	3,455,426	5,000	—	Share Cancellation(1)
August 1, 2022	Common Stock	3,455,426	5,000	—	Share Cancellation(1)
April 4, 2023	Common Stock	5,385,996	5,000	—	Share Cancellation(1)
August 14, 2024	Common Stock	9,982,649	5,000	—	Share Cancellation(1)
May 15, 2025	Common Stock	12,066,320	5,000	—	Share Cancellation(1)

Note:

(1) The cancelled shares constituted treasury shares acquired pursuant to a resolution of the board of directors of the Company within the limits of profit available for dividend payment, and as such, there was no change in paid-in capital.

Number of Shares

(As of June 30, 2025)	(Unit: shares)
	Type
	Common Shares	Preferred Shares	Total	Remarks
Shares Authorized for Issuance	1,000,000,000	—	1,000,000,000	As specified in the Articles of Incorporation
Total Shares Issued (A)	418,111,537	—	418,111,537	—
Decrease in Number of Shares (B)	36,649,434	—	36,649,434	—
1. Capital Reduction	—	—	—	—
2. Cancellation	36,649,434	—	36,649,434	Cancellation of Treasury Shares
3. Redemption	—	—	—	—
4. Other	—	—	—	—
Shares Issued as of June 30, 2025 (C=A-B)	381,462,103	—	381,462,103	—
Treasury Shares (D)	17,310,128	—	17,310,128	—
Shares Outstanding (C—D)	364,151,975	—	364,151,975	—
Treasury Share Holding Ratio	4.5%	—	4.5%	—

Notes:

(1) On July 24, 2025, the board of directors of the Company resolved to acquire and cancel certain of the Company’s treasury shares. Pursuant to such resolution, the Company entered into a trust agreement with Hana Securities Co., Ltd. for the acquisition of Won 660 billion worth of treasury shares (5,724,197 shares) between July 24, 2025 and January 9, 2026, which will subsequently be canceled. The cancelled shares are within the limits of profit available for dividend payment, and as such, there will be no change in paid-in capital although the total number of issued shares will decrease.

1.4.2. Voting Rights

(As of June 30, 2025)			(Unit: shares)
Items		Number of Shares	Notes
Total number of issued shares	Common shares	381,462,103	—
	Preferred shares	—	—
Shares without voting rights	Common shares	17,310,128
	Preferred shares	—	—
Shares for which voting rights cannot be exercised pursuant to the Articles of Incorporation	—	—	—
Shares for which voting rights are restricted under relevant laws and regulations	—	—	—
Shares with restored voting rights	—	—	—
Total shares for which voting rights may be exercised	Common shares	364,151,975	—
	Preferred shares	—	—

Notes:

(1) On July 23, 2024, the board of directors of the Company resolved to acquire and cancel certain of the Company’s treasury shares. Pursuant to such resolution, the Company commenced the acquisition of treasury shares on August 27, 2024, and completed such acquisition on November 5, 2024, acquiring a total of 4,575,874 treasury shares. Following the termination of the trust agreement for the acquisition of the shares on March 4, 2025, the Company canceled the acquired treasury shares on May 15, 2025. For more information, please refer to the Company’s report on Form 6-K furnished to the Securities and Exchange Commission on March 4, 2025.

(2) On October 24, 2024, the board of directors of the Company resolved to acquire and cancel certain of the Company’s treasury shares. Pursuant to such resolution, the Company commenced the acquisition of treasury shares on November 29, 2024, and completed such acquisition on December 17, 2024, acquiring a total of 1,089,097 treasury shares. Following the termination of the trust agreement for the acquisition of the shares on April 30, 2025, the Company canceled the acquired treasury shares on May 15, 2025. For more information, please refer to the Company’s report on Form 6-K furnished to the Securities and Exchange Commission on April 30, 2025.

(3) On February 5, 2025, the board of directors of the Company resolved to acquire and cancel certain of the Company’s treasury shares. Pursuant to such resolution, the Company commenced the acquisition of treasury shares on February 6, 2025, and completed such acquisition on April 14, 2024, acquiring a total of 6,401,349 treasury shares. The Company canceled the acquired treasury shares on May 15, 2025. For more information, please refer to the Company’s report on Form 6-K furnished to the Securities and Exchange Commission on April 14, 2025.

(4) On April 24, 2025, the board of directors of the Company resolved to acquire and cancel certain of the Company’s treasury shares. Pursuant to such resolution, the Company commenced the acquisition of treasury shares on April 28, 2025, and completed such acquisition on June 30, 2025, acquiring a total of 3,047,395 treasury shares. The shares are expected to be canceled on January 15, 2026. For more information, please refer to the Company’s report on Form 6-K furnished to the Securities and Exchange Commission on June 30, 2025.

1.5. Dividends

On October 24, 2024, KB Financial Group disclosed a detailed plan to enhance corporate value titled “KB Financial Group’s Sustainable Value-up Plan,” which includes information on shareholder returns and dividends. The key details of the plan are as outlined below (the full version of the plan can be accessed on KB Financial Group’s website at www.kbfg.com).

The Company’s goal is to maintain a target ROE of 10% or above, as it strives to improve profitability by enhancing its RoRWA, thereby strengthening its intrinsic corporate value.

The Company also seeks to maintain a target CET1 ratio of 13% or above. It aims to carefully manage its RWA growth rate by taking capital efficiency and profitability into consideration with the goal of maintaining a CET1 ratio in the range of mid-13% throughout the year.

The Company plans to execute its shareholder return policy in two phases. In the first phase, it will aim to utilize the capital in such amount that is equivalent to the amount exceeding 13% of its CET1 ratio as of the end of the previous year for the payment of shareholder returns in the following year. These returns will be supported through quarterly cash dividends (equitably distributed on a total annual basis) and through share buybacks and cancellations. In the second phase, the Company will aim to utilize the capital in such amount that is equivalent to the amount exceeding 13.5% of its CET1 ratio in the second half of the year to pay for additional shareholder returns. These returns, which will be made based on profits accumulated throughout the year, will be executed through share buybacks and cancellations.

These goals and expectations are subject to adjustments based on economic uncertainties, regulatory considerations, capital ratio projections, and the Company’s strategic objectives, including potential inorganic growth opportunities.

KB Financial Group’s progress report on its Sustainable Value-up Plan is available on its website (www.kbfg.com).

		(Unit: in millions of Won, except per share amounts and percentages)
Items		January 1, 2025 to June 30, 2025(1)	January 1, 2024 to December 31, 2024(2)	January 1, 2023 to December 31, 2023(3)
Par value per share (Won)		5,000	5,000	5,000
(Consolidated) Net income		3,435,693	5,078,221	4,631,932
(Consolidated) Earnings per share (Won)		9,031	12,880	11,483
Total cash dividends		669,358	1,198,257	1,173,937
Total stock dividends		—	—	—
(Consolidated) Cash dividend payout ratio (%)		19.5	23.6	25.3
Cash dividend yield (%)	Common shares	1.6	3.5	4.9
	—	—	—	—
Stock dividend yield (%)	Common shares	—	—	—
	—	—	—	—
Cash dividend per share (Won)	Common shares	1,832	3,174	3,060
	—	—	—	—
Stock dividend per share	Common shares	—	—	—
	—	—	—	—

Notes:

(1) Includes a quarterly dividend amount of Won 334,339 million (Won 912 per common share) in the first quarter of fiscal year 2025, and an expected quarterly dividend amount of Won 335,020 million (Won 920 per common share) in the second quarter of fiscal year 2025

(2) Includes a quarterly dividend amount of Won 300,087 million (Won 784 per common share) in the first quarter of fiscal year 2024, a quarterly dividend amount of Won 299,999 million (Won 791 per common share) in the second quarter of fiscal year 2024, a quarterly dividend amount of Won 299,886 million (Won 795 per common share) in the third quarter of fiscal year 2024, and an annual dividend amount of Won 298,285 million (Won 804 per common share) for fiscal year 2024.

(3) Includes a quarterly dividend amount of Won 195,967 million (Won 510 per common share) in the first quarter of fiscal year 2023, a quarterly dividend amount of Won 195,967 million (Won 510 per common share) in the second quarter of fiscal year 2023, a quarterly dividend amount of Won 194,998 million (Won 510 per common share) in the third quarter of fiscal year 2023, and an annual dividend amount of Won 587,006 million (Won 1,530 per common share) for fiscal year 2023.

1.6. Amendments to the Articles of Incorporation

The Company’s Articles of Incorporation were most recently amended on March 26, 2025.

Date	Shareholder meeting through which the amendments were approved and ratified	Major changes	Reason for Change
March 24, 2023	Annual General Meeting of Shareholders for Fiscal Year 2022	Establishment of: (i) the basis for determining the record date for the payment of dividends through a resolution of the Board of Directors, and (ii) an equal dividend payment policy with respect to shares in the same class, through the amendment of articles 10, 11, 15, 16, 17, 18, 19, 20, 49, 59, and 60	Establishment of the basis for determining the record date for the payment of dividends through a resolution of the Board of Directors
March 26, 2025	Annual General Meeting of Shareholders for Fiscal Year 2024	(i) Additional items designated as matters to be determined through a resolution of the Board of Directors and the establishment of an internal control committee within the Board of Directors, and (ii) allowing the determination of record dates for quarterly dividends through a resolution of the Board of Directors, through the amendment of articles 14, 20-2, 44, 48, 51, 52, 56, 59 and 60.	Establishment of an Internal Control Committee and the establishment of a basis for determining the record date for quarterly dividends through a resolution of the Board of Directors, each in accordance with amendments to the Financial Investment Services and Capital Markets Act.

2. Business

2.1. Results of Operations

			(Unit: in millions of Won)
	For the six months ended June 30, 2025	For the six months ended June 30, 2024	For the year ended December 31, 2024	For the year ended December 31, 2023
Net interest income	6,368,691	6,396,238	12,826,714	12,180,860
Interest income	14,739,574	15,224,888	30,491,385	29,142,024
Interest expense	(8,370,883)	(8,828,650)	(17,664,671)	(16,961,164)
Net fee and commission income	1,965,984	1,909,728	3,849,627	3,673,524
Fee and commission income	2,777,199	2,726,904	5,481,843	5,368,074
Fee and commission expense	(811,215)	(817,176)	(1,632,216)	(1,694,550)
Insurance service result	849,889	1,035,068	1,649,761	1,446,852
Insurance income	6,144,414	5,577,528	11,456,191	11,005,471
Insurance expense	(5,294,525)	(4,542,460)	(9,806,430)	(9,558,619)
Net gains on financial assets/liabilities at fair value through profit or loss	2,112,363	570,710	1,012,081	2,163,065
Other insurance finance income	(413,291)	(369,654)	(437,001)	(572,476)
Net other operating expenses	(1,791,668)	(690,568)	(1,873,011)	(2,712,989)
General and administrative expenses	(3,355,261)	(3,222,127)	(6,938,624)	(6,647,406)
Operating profit before provision for credit losses	5,736,707	5,629,395	10,089,547	9,531,430
Provision for credit losses	(1,310,708)	(981,088)	(2,044,286)	(3,146,409)
Net operating profit	4,425,999	4,648,307	8,045,261	6,385,021

Notes:	(1) Based on K-IFRS (on a consolidated basis).

(2) KB Financial Group’s results of operations for the six months ended June 30, 2024 and the year ended December 31, 2023 above have been adjusted retroactively to reflect the Financial Supervisory Service’s responses to certain accounting inquiries regarding the application of K-IFRS 1117 (Insurance Contracts).

2.2.	Sources and Uses of Funds

2.2.1.	Sources of Funds

								(Unit: in millions of Won)
		For the six months ended June 30, 2025			For the year ended December 31, 2024			For the year ended December 31, 2023
		Average Balance	Interest Rate (%)	Ratio (%)	Average Balance	Interest Rate (%)	Ratio (%)	Average Balance	Interest Rate (%)	Ratio (%)
Won Currency	Deposits	371,103,809	2.21	48.66	359,346,604	2.45	48.87	337,478,959	2.53	48.52
	Certificate of deposit	10,501,996	3.19	1.38	11,148,293	3.84	1.52	10,417,992	4.07	1.50
	Borrowings	34,329,771	2.91	4.50	32,774,664	3.47	4.46	32,807,456	3.38	4.72
	Call money	2,076,514	2.78	0.27	1,747,858	3.43	0.24	1,384,033	3.52	0.20
	Debentures	60,186,378	3.66	7.89	58,497,966	3.67	7.96	56,245,329	3.34	8.09
	Others	27,065,443	3.47	3.56	24,034,767	4.09	3.26	21,767,083	4.49	3.13

Subtotal		505,263,911	2.52	66.26	487,550,152	2.78	66.31	460,100,852	2.82	66.16

Foreign Currency	Deposits	40,608,957	3.53	5.32	37,798,747	4.12	5.14	35,675,306	3.97	5.13
	Borrowings	17,928,850	3.94	2.35	18,638,964	4.60	2.54	21,094,988	4.3	3.03
	Call money	2,207,707	4.53	0.29	1,796,999	5.16	0.24	1,348,423	4.76	0.19
	Debentures	15,621,273	3.07	2.05	14,573,073	3.29	1.98	12,884,157	3.31	1.85
	Others	1,599,440	4.03	0.21	1,166,042	4.38	0.16	1,067,253	3.51	0.15

Subtotal		77,966,227	3.57	10.22	73,973,825	4.11	10.06	72,070,127	3.96	10.35

Others	Total shareholders’ equity	59,899,108	—	7.85	59,062,845	—	8.03	56,740,649	—	8.16
	Allowances	982,431	—	0.13	1,530,852	—	0.21	1,055,315	—	0.15
	Others	118,520,666	—	15.54	113,145,013	—	15.39	105,610,633	—	15.18

Subtotal		179,402,205	—	23.52	173,738,710	—	23.63	163,406,597	—	23.49

Total		762,632,343	—	100.00	735,262,687	—	100.00	695,577,576	—	100.00

Notes:	(1) Based on K-IFRS (on a consolidated basis).

(2) The figures for the year ended December 31, 2023 above have been adjusted retroactively to reflect the Financial Supervisory Service’s responses to certain accounting inquiries regarding the application of K-IFRS 1117 (Insurance Contracts).

2.2.2.	Uses of Funds

								(Unit: in millions of Won)
		For the six months ended June 30, 2025			For the year ended December 31, 2024			For the year ended December 31, 2023
		Average Balance	Interest Rate (%)	Ratio (%)	Average Balance	Interest Rate (%)	Ratio (%)	Average Balance	Interest Rate (%)	Ratio (%)
Won Currency	Due from banks	14,638,616	0.73	1.92	15,397,433	0.83	2.09	14,595,696	1.04	2.10
	Securities	187,426,753	3.30	24.58	180,330,525	3.22	24.53	166,163,329	3.27	23.89
	Loans	406,152,876	4.34	53.26	390,097,807	4.67	53.06	369,004,854	4.82	53.05
	Guarantee payments under payment guarantee	8,256	2.06	—	5,835	0.99	—	5,114	0.81	—
	Call loan	176,570	2.85	0.02	264,716	3.56	0.04	286,735	3.62	0.04
	Private placement corporate bonds	1,265,015	7.26	0.17	1,127,090	5.79	0.15	1,161,338	3.08	0.17
	Credit cards	23,359,482	8.03	3.06	23,320,536	8.12	3.17	22,738,818	7.95	3.27
	Others	4,683,109	15.61	0.61	3,829,387	17.76	0.53	3,235,831	18.40	0.47
	Allowance	(4,301,022)	—	(0.56)	(4,193,334)	—	(0.57)	(3,559,486)	—	(0.51)

Subtotal		633,409,655	4.20	83.06	610,179,995	4.39	83.00	573,632,229	4.51	82.48

Foreign Currency	Due from banks	10,520,498	2.52	1.38	9,494,397	2.92	1.29	8,868,559	2.39	1.27
	Securities	24,320,779	5.54	3.19	23,085,246	5.60	3.14	22,373,470	4.81	3.22
	Loans	37,583,431	7.12	4.93	37,007,504	7.60	5.03	36,723,273	7.48	5.28
	Call loan	6,953,995	4.40	0.91	6,018,342	5.33	0.82	6,393,291	5.19	0.92
	Bills bought	1,787,530	4.92	0.23	1,979,563	5.52	0.27	2,047,390	5.58	0.29
	Allowance	(1,640,996)	—	(0.22)	(1,515,396)	—	(0.21)	(1,319,579)	—	(0.19)
	Others	2,637,746	—	0.35	2,346,259	—	0.32	2,742,464	—	0.39

Subtotal		82,162,983	5.79	10.77	78,415,915	6.23	10.66	77,828,868	5.84	11.18

Others	Cash	1,483,141	—	0.19	1,576,791	—	0.21	1,681,170	—	0.24
	Fixed assets held for business	9,283,478	—	1.22	9,391,370	—	1.28	8,788,637	—	1.26
	Others	36,293,086	—	4.76	35,698,616	—	4.85	33,646,672	—	4.84

Subtotal		47,059,705	—	6.17	46,666,777	—	6.34	44,116,479	—	6.34

Total		762,632,343	—	100.00	735,262,687	—	100.00	695,577,576	—	100.00

Notes:	(1) Based on K-IFRS (on a consolidated basis).

(2) The figures for the year ended December 31, 2023 above have been adjusted retroactively to reflect the Financial Supervisory Service’s responses to certain accounting inquiries regarding the application of K-IFRS 1117 (Insurance Contracts).

2.3.	Other Information to Consider in Making an Investment Decision

2.3.1.	Capital Adequacy

KB Financial Group		(Unit: in billions of Won, except percentages)

	As of June 30, 2025	As of December 31, 2024	As of December 31, 2023
Total capital (A)	57,957	46,849	53,744
Risk-weighted assets (B)	354,230	345,981	321,319
BIS ratio (A/B)	16.36%	16.43%	16.73%

Notes:	(1) Calculated in accordance with Basel III.
(2) The figures as of June 30, 2025 are preliminary.

Kookmin Bank		(Unit: in billions of Won, except percentages)

	As of June 30, 2025	As of December 31, 2024	As of December 31, 2023
Total capital (A)	42,345	40,574	39,040
Risk-weighted assets (B)	236,754	234,436	215,962
BIS ratio (A/B)	17.89	17.31	18.08

Notes:	(1) Calculated in accordance with Basel III.
(2) The figures as of June 30, 2025 are preliminary.

KB Securities Co., Ltd.		(Unit: in billions of Won, except percentages)

	As of June 30, 2025	As of December 31, 2024	As of December 31, 2023
Net operating capital (A)	5,447	5,397	5,058
Total amount at risk (B)	3,006	3,176	2,934
Maintenance equity margin (C)	135	134	134
Net capital ratio (A-B)/(C)	1,808.75%	1,654.45%	1,582.09%
Capital surplus (A-B)	2,440	2,221	2,124

KB Insurance Co., Ltd.		(Unit: in billions of Won, except percentages)

	As of June 30, 2025	As of December 31, 2024	As of December 31, 2023
Available capital (A)	12,153	11,319	11,669
Required capital (B)	6,349	6,072	5,404
Capital Adequacy ratio (A/B)(2)	191.43%	186.42%	215.94%

Notes:	(1) The figures as of June 30, 2025 are preliminary.

(2) Since 2023, the capital adequacy system has changed from the Risk-Based Capital (“RBC”) system to the Korean Insurance Capital Standard (“K-ICS”) system. Key changes include a shift in the valuation basis for insurance liabilities from a cost-based to a market-based approach, an increase in the confidence level for required capital measurement to 99.5%, and the adoption of a shock scenario approach in addition to the existing risk factor approach.

2.3.2. Overseas Credit Ratings

(As of June 30, 2025)
Rating Company	Moody’s		S&P
Type	Long-term	Short-term	Long-term	Short-term
Credit Rating	A1	P-1	A	A-1

2.3.3.	Domestic Credit Ratings

Date of Rating	Type	Credit Rating	Rating Company (Rating Range)

1/27/2022	Contingent Convertible Bonds	AA-	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D)

1/28/2022	Contingent Convertible Bonds	AA-	NICE Investors Service (AAA ~ D)

4/29/2022	Contingent Convertible Bonds	AA-	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)

6/2/2022	Debentures	AAA	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)

6/20/2022	Commercial Paper	A1	Korea Ratings (A1 ~ D) / KIS Ratings (A1 ~ D) / NICE Investors Service (A1 ~ D)

8/16/2022	Contingent Convertible Bonds	AA-	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)

2/3/2023	Contingent Convertible Bonds	AA-	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)

6/23/2023	Commercial Paper	A1	Korea Ratings (A1 ~ D) / KIS Ratings (A1 ~ D) / NICE Investors Service (A1 ~ D)

2/28/2024	Contingent Convertible Bonds	AA-	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)

10/18/2024	Debentures	AAA	NICE Investors Service (AAA ~ D)

10/18/2024	Commercial Paper	A1	NICE Investors Service (A1 ~ D)

10/21/2024	Debentures	AAA	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D)

10/21/2024	Commercial Paper	A1	KIS Ratings (A1 ~ D)

11/6/2024	Commercial Paper	A1	Korea Ratings (A1 ~ D)

1/9/2025	Contingent Convertible Bonds	AA-	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)

1/22/2025	Debentures	AAA	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)

2/21/2025	Debentures	AAA	Korea Ratings (AAA ~ D) / NICE Ratings (AAA ~ D)

2/24/2025	Debentures	AAA	KIS Ratings (AAA ~ D)

3/20/2025	Debentures	AAA	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)

4/23/2025	Debentures	AAA	KIS Ratings (AAA ~ D) / NICE Investors Ratings (AAA ~ D)

4/24/2025	Debentures	AAA	Korea Ratings (AAA ~ D)

5/20/2025	Debentures	AAA	KIS Ratings (AAA ~ D)

5/22/2025	Debentures	AAA	Korea Ratings (AAA ~ D) / NICE Ratings (AAA ~ D)

6/24/2025	Commercial Paper	A1	NICE Investors Ratings (A1 ~ D)

6/26/2025	Commercial Paper	A1	KIS Ratings (A1 ~ D)

6/27/2025	Commercial Paper	A1	Korea Ratings (A1 ~ D)

2.3.4.	Early Retirement Program

To enhance productivity by improving its labor structure, Kookmin Bank implemented a voluntary early retirement program following negotiations with its labor union.

Subsidiary	Date of Retirement	Number of Retired Persons
Kookmin Bank	January 28, 2019	615
	January 20, 2020	462
	January 30, 2021	800
	January 21, 2022	674
	January 18, 2023	713
	January 19, 2024	674
	January 18, 2025	647

2.3.5.	Other Factors Affecting the Group’s Financial Condition and Results of Operations

The economic outlook for Korea and its financial services sector in 2025 and for the foreseeable future remains highly uncertain as a result of, among others, (i) volatile conditions in the Korean and global economies and financial markets resulting from interest and exchange rate fluctuations, high levels of inflation as a result of increased tariffs, lower consumer confidence, stock market and real estate market volatility, rising loan delinquency rates in Korea and changes in fiscal and monetary policies, and (ii) adverse conditions in the Korean and global economies and financial markets resulting from geopolitical uncertainties, including as a result of the imposition of significant tariffs by the United States on its trading partners and other escalations in trade protectionism globally, changes in the global policies of the United States, the ongoing war between Russia and Ukraine, and accelerating de-globalization trends.

3.	Financial Information

3.1.	Consolidated Financial Information

3.1.1.	Consolidated Statements of Financial Position

		(Unit: in millions of Won)
	As of June 30, 2025	As of December 31, 2024
Cash and due from financial institutions	34,118,314	29,869,111
Financial assets at fair value through profit or loss	88,393,886	79,450,093
Derivative financial assets	6,922,873	11,730,767
Loans measured at amortized cost	478,247,445	472,071,840
Financial investments	130,061,191	131,009,464
Investments in associates and joint ventures	945,501	947,390
Insurance assets	347,273	276,191
Reinsurance assets	1,528,005	1,497,147
Property and equipment	5,179,524	5,390,015
Investment property	3,215,232	3,759,176
Intangible assets	1,817,654	1,966,684
Net defined benefit assets	290,125	258,500
Current income tax assets	344,131	339,855
Deferred income tax assets	167,555	278,824
Assets held for sale	279,873	136,838
Assets of a disposal group held for sale	—	—
Other assets	28,764,082	18,863,637
Total assets	780,622,664	757,845,532
Financial liabilities at fair value through profit or loss	10,286,282	10,720,231
Derivative financial liabilities	6,332,298	11,783,494
Deposits	442,086,824	435,687,897
Borrowings	69,921,065	68,077,012
Debentures	74,120,211	76,171,257
Insurance contract liabilities	58,839,867	55,863,701
Reinsurance contract liabilities	63,334	56,266
Provisions	919,400	927,632
Net defined benefit liabilities	97,076	100,187
Current income tax liabilities	477,380	530,720
Deferred income tax liabilities	1,750,181	1,682,292
Other liabilities	54,774,797	36,429,662

Total liabilities	719,668,715	698,030,351

Equity attributable to shareholders of the parent company	59,069,434	57,888,952
Share capital	2,090,558	2,090,558
Hybrid securities	5,162,483	5,082,578
Capital surplus	16,645,909	16,646,734
Accumulated other comprehensive income (loss)	(276,887)	496,922
Retained earnings	36,688,909	34,808,220
Treasury shares	(1,241,538)	(1,236,060)
Non-controlling interests	1,884,515	1,926,229
Total equity	60,953,949	59,815,181
Total liabilities and equity	780,622,664	757,845,532

Number of companies included as a consolidated entity	356	347

3.1.2.	Consolidated Statements of Comprehensive Income

	(Unit: in millions of Won, except per share amounts)

	First Half of 2025		First Half of 2024
	Second Quarter	Cumulative	Second Quarter	Cumulative
Net interest income	3,106,526	6,368,691	3,226,353	6,396,238
Interest income	7,284,633	14,739,574	7,611,315	15,224,888
Interest income from financial instruments at fair value through other comprehensive income and amortized cost	6,922,324	14,005,120	7,243,831	14,472,708
Interest income from financial instruments at fair value through profit or loss	353,152	715,207	359,835	736,588
Insurance finance interest income	9,157	19,247	7,649	15,592
Interest expense	(4,178,107)	(8,370,883)	(4,384,962)	(8,828,650)
Interest expense	(3,804,895)	(7,615,529)	(4,012,831)	(8,079,357)
Insurance finance interest expense	(373,212)	(755,354)	(372,131)	(749,293)
Net fee and commission income	1,031,936	1,965,984	919,635	1,909,728
Fee and commission income	1,446,966	2,777,199	1,330,604	2,726,904
Fee and commission expense	(415,030)	(811,215)	(410,969)	(817,176)
Net insurance income	412,136	849,889	492,097	1,035,068
Insurance income	3,036,603	6,144,414	2,844,788	5,577,528
Insurance income	2,900,194	5,735,262	2,744,165	5,438,821
Reinsurance income	136,409	409,152	100,623	138,707
Insurance expense	(2,624,467)	(5,294,525)	(2,352,691)	(4,542,460)
Insurance service expense	(2,396,702)	(4,860,901)	(2,128,285)	(4,103,868)
Reinsurance expense	(227,765)	(433,624)	(224,406)	(438,592)
Net gains on financial assets/liabilities at fair value through profit or loss	1,566,145	2,112,363	321,577	570,710
Other insurance finance expenses	(273,721)	(413,291)	(224,347)	(369,654)
Net other operating expenses	(1,305,244)	(1,791,668)	(285,858)	(690,568)
General and administrative expenses	(1,749,696)	(3,355,261)	(1,593,891)	(3,222,127)
Operating income before provision for credit losses	2,788,082	5,736,707	2,855,566	5,629,395
Provision for credit losses	(655,111)	(1,310,708)	(552,818)	(981,088)
Net operating income	2,132,971	4,425,999	2,302,748	4,648,307
Net non-operating expenses	210,170	223,748	66,983	(880,981)
Share of loss of associates and joint ventures	4,813	10,261	(694)	(2,113)
Net other non-operating expenses	205,357	213,487	67,677	(878,868)
Profit before income tax expense	2,343,141	4,649,747	2,369,731	3,767,326
Income tax expense	(595,561)	(1,203,045)	(658,827)	(1,000,359)
Profit for the period	1,747,580	3,446,702	1,710,904	2,766,967
Other comprehensive income (loss) for the period, net of tax	123,435	(784,305)	(711,804)	(1,449,375)
Items that will not be reclassified to profit or loss:
Remeasurements of net defined benefit liabilities	6,637	(790)	2,756	11,751
Gains (losses) on equity securities at fair value through other comprehensive income	168,860	213,283	(230,369)	(242,935)
Fair value changes of financial liabilities designated at fair value through profit or loss due to own credit risk	(4,862)	(10,707)	(2,040)	(10,883)
Items that may be reclassified subsequently to profit or loss:
Currency translation differences	(337,087)	(351,553)	119,469	282,414
Gains (losses) on debt securities at fair value through other comprehensive income	(568,282)	342,749	559,490	(97,737)
Share of other comprehensive income (loss) of associates and joint ventures	(2,452)	(2,328)	56	(86)
Gains (losses) on cash flow hedging instruments	(61,776)	(30,275)	5,615	(31,182)
Gains (losses) on hedging instruments of net investments in foreign operations	123,470	126,994	(40,016)	(91,219)
Insurance finance income (expenses)	798,927	(1,071,678)	(1,126,765)	(1,269,498)
Total comprehensive income for the period	1,871,015	2,662,397	999,100	1,317,592
Profit attributable to:
Shareholders of the parent company	1,738,422	3,435,693	1,732,449	2,774,431
Non-controlling interests	9,158	11,009	(21,545)	(7,464)
Total comprehensive income for the period attributable to:
Shareholders of the parent company	1,859,757	2,657,343	1,016,474	1,312,833
Non-controlling interests	11,258	5,054	(17,374)	4,759
Earnings per share
Basic earnings per share (Won)	4,603	9,031	4,417	7,023
Diluted earnings per share (Won)	4,565	8,950	4,377	6,934

3.2.	Separate Financial Information

3.2.1.	Separate Statements of Financial Position

		(Unit: in millions of Won)
	As of June 30, 2025	As of December 31, 2024
Cash and due from financial institutions	1,275,010	398,391
Financial assets at fair value through profit or loss	1,357,402	1,243,471
Loans measured at amortized cost	359,054	359,054
Investments in subsidiaries	26,867,817	26,867,817
Property and equipment	3,523	2,800
Intangible assets	13,524	14,497
Net defined benefit assets	2,076	2,902
Deferred income tax assets	2,566	5,257
Other assets	946,515	912,634

Total assets	30,827,487	29,806,823

Borrowings	200,000	965,000
Debentures	3,860,326	2,962,032
Current income tax liabilities	439,467	502,705
Other liabilities	515,740	388,528

Total liabilities	5,015,533	4,818,265

Share capital	2,090,558	2,090,558
Hybrid securities	5,162,273	5,082,359
Capital surplus	14,753,574	14,754,475
Accumulated other comprehensive loss	(8,291)	(8,316)
Retained earnings	5,055,378	4,305,542
Treasury Shares	(1,241,538)	(1,236,060)

Total equity	25,811,954	24,988,558

Total liabilities and equity	30,827,487	29,806,823

3.2.2. Separate Statements of Comprehensive Income

	(Unit: in millions of Won, except per share amounts)

	First Half of 2025		First Half of 2024
	Second Quarter	Cumulative	Second Quarter	Cumulative
Net interest expense	(19,665)	(42,829)	(12,312)	(26,037)
Interest income	10,549	16,076	12,546	22,363
Interest income from financial instruments at amortized cost	9,533	14,218	11,845	20,960
Interest income from financial instruments at fair value through profit or loss	1,016	1,858	701	1,403
Interest expense	(30,214)	(58,905)	(24,858)	(48,400)
Net fee and commission expense	(1,553)	(3,343)	(2,424)	(3,566)
Fee and commission income	518	990	616	994
Fee and commission expense	(2,071)	(4,333)	(3,040)	(4,560)
Net gains (losses) on financial assets at fair value through profit or loss	22,461	47,912	27,755	43,334
Net other operating income	—	2,355,586	—	2,243,250
General and administrative expenses	(28,165)	(50,333)	(23,843)	(48,030)
Operating profit before provision for credit losses	(26,922)	2,306,993	(10,824)	2,208,951
Provision for credit losses	(7)	(6)	(249)	(345)
Operating profit (loss)	(26,929)	2,306,987	(11,073)	2,208,606
Net non-operating income (expense)	(174)	(107)	567	(79)
Profit (loss) before income tax	(27,103)	2,306,880	(10,506)	2,208,527
Income tax income (expense)	809	(6,581)	(2,054)	1,532
Profit (loss) for the year	(26,294)	2,300,299	(12,560)	2,210,059
Other comprehensive income (loss) for the year, net of tax	36	25	(11)	36
Items that will not be reclassified to profit or loss:
Remeasurements of net defined benefit liabilities	36	25	(11)	36
Total comprehensive income for the year	(26,258)	2,300,324	(12,571)	2,210,095
Earnings per share
Basic earnings per share (Won)	(219)	5,954	(171)	5,541
Diluted earnings per share (Won)	(217)	5,900	(169)	5,470

3.3.	Other Selected Financial Data

3.3.1.	Won-denominated Liquidity Ratio

	(Unit: in millions of Won, except percentages)
	As of June 30, 2025	As of December 31, 2024	As of December 31, 2023
Current assets in Won (A)	2,400,929	592,591	656,555
Current liabilities in Won (B)	655,643	383,862	255,693
Liquidity ratio (A/B)	366.19%	154.38%	256.77%

Notes:	(1) Based on K-IFRS (on a separate basis).
(2)	Calculated based on Won-denominated assets and liabilities due within one month.

3.3.2.	Profitability Ratios

			(Unit: %)
	For the six months ended June 30, 2025	For the year ended December 31, 2024	For the year ended December 31, 2023
Net income as a percentage of average total assets (ROA)	0.90	0.68	0.64
Net income as a percentage of average shareholders’ equity (ROE)	11.86	8.87	8.32

Note:	Based on K-IFRS (on a consolidated basis).

3.3.3.	20 Largest Exposures of Kookmin Bank by Borrower (As of June 30, 2025)

(Unit: in billions of Won)
Company	Credit Extended
KB Kookmin Card Co., Ltd	1,357
Samsung Heavy Industries Co., Ltd.	1,264
E-MART Inc.	1,232
HD Hyundai Heavy Industries Co., Ltd.	1,201
SK shieldus Co., Ltd.	1,186
Samsung SDI Co., Ltd.	1,149
SK on Co., Ltd.	1,113
Samsung Electronics Co., Ltd.	1,000
Construction Guarantee	978
BANKOFCOMMUNICATION	963
Hanwha Solutions Corporation	958
LG Display Co., Ltd.	947
Strada Holdco L.P.	917
LS MnM Co., Ltd.	857
LOTTE CHEMICAL CORPORATION	804
SK Innovation Co., Ltd.	791
LG Energy Solution, Ltd.	784
Samsung Card Co., Ltd.	753
Shinhan Financial Group Co., Ltd.	719
Hyundai Samho Heavy Industries Co.,Ltd.	719

Total	19,693

3.3.4.	10 Largest Exposures of Kookmin Bank by Chaebol Group (As of June 30, 2025)

(Unit: in billions of Won)
Group	Credit Extended
Samsung	5,765
SK	5,338
Hanwha	4,414
Hyundai Motor	3,682
HD Hyundai	3,493
Lotte	3,439
LG	2,979
Shinsegae	1,752
GS	1,714
LS	1,470

Total	34,046

3.3.5.	Kookmin Bank’s Loan Concentration by Industry (As of June 30, 2025)

	(Unit: in billions of Won, except percentages)
Industry	Total Credit	Percentage of Total Credit
Manufacturing	59,743	26.3
Construction	4,604	2.0
Real estate activities	60,206	26.5
Wholesale and retail trade	31,486	13.8
Accommodation and food service activities	11,725	5.2
Financial activities	9,920	4.4
Others	49,786	21.9

Total	227,469	100.0

3.3.6. Top 20 Non-Performing Loans of Kookmin Bank (As of June 30, 2025)

		(Unit: in billions of Won)
Borrower	Industry	Total Credit	Allowance for Loan Losses
Borrower A	Real estate activities	192	118
Borrower B	Construction	37	36
Borrower C	Real estate activities	35	9
Borrower D	Manufacturing	16	5
Borrower E	Real estate activities	15	5
Borrower F	Real estate activities	15	1
Borrower G	Wholesale and retail trade	15	12
Borrower H	Wholesale and retail trade	12	12
Borrower I	Real estate activities	11	2
Borrower J	Human health and social work activities	10	5
Borrower K	Construction	10	10
Borrower L	Manufacturing	10	5
Borrower M	Construction	10	10
Borrower N	Manufacturing	9	9
Borrower O	Construction	9	0
Borrower P	Construction	8	4
Borrower Q	Manufacturing	7	5
Borrower R	Manufacturing	7	2
Borrower S	Information and communications	7	1
Borrower T	Wholesale and retail trade	7	4

—	—	442	254

3.4.	Other Financial Information

See Exhibits 99.1 and 99.2 attached hereto for our consolidated and separate financial statements and relevant notes, which have been prepared in accordance with K-IFRS and reviewed by our independent auditors as stated in their review reports included therein. The review reports will also be available on our website at www.kbfg.com.

4.	Independent Public Accountants

4.1.	Audit / Review Services

				(Unit: in millions of Won, hours)
	Auditor	Activity	Agreed Per Contract		Actual
Period			Compensation	Estimated Hours	Compensation	Accrued Hours
January 1 to June 30, 2025	Samil PricewaterhouseCoopers	Quarterly, semi-annual and annual review & audit, review of internal accounting management system (including audit of internal control over financial reporting)	1,333	11,600	713	2,860
January 1 to December 31, 2024	Samil PricewaterhouseCoopers	Quarterly, semi-annual and annual review & audit, review of internal accounting management system (including audit of internal control over financial reporting)	1,296	10,970	1,296	10,136
January 1 to December 31, 2023	Samil PricewaterhouseCoopers	Quarterly, semi-annual and annual review & audit, review of internal accounting management system (including audit of internal control over financial reporting)	1,264	11,675	1,264	11,309

4.2.	Public Company Accounting Oversight Board (“PCAOB”) Audit Services

				(Unit: in millions of Won)
Period	Auditor	Activity	Service Period	Compensation
January 1 to June 30, 2025	Samil Pricewaterhouse Coopers	PCAOB audit of consolidated financial statements and internal control over financial reporting	May 1, 2025 to April 30, 2026	827
January 1 to December 31, 2024	Samil Pricewaterhouse Coopers	PCAOB audit of consolidated financial statements and internal control over financial reporting	May 1, 2024 to April 30, 2025	804
January 1 to December 31, 2023	Samil Pricewaterhouse Coopers	PCAOB audit of consolidated financial statements and internal control over financial reporting	May 1, 2023 to April 30, 2024	784

4.3.	Change in Auditor

Pursuant to the Act on External Audit of Stock Companies and the related regulations thereunder, the Securities and Futures Commission under the Financial Services Commission had designated KPMG Samjong Accounting Corp. as the external auditor for the Company for the fiscal years ended December 31, 2020, 2021 and 2022. Following the end of KPMG Samjong Accounting Corp.’s designated period as the Company’s external auditor, the Company selected Samil PricewaterhouseCoopers to be its new external auditor for the fiscal years ending December 31, 2023, 2024 and 2025, in accordance with the criteria and processes set forth by relevant laws and regulations. Accordingly, the external auditor for the Company and its subsidiaries for the fiscal year ending December 31, 2025 continues to be Samil PricewaterhouseCoopers.

5.	Corporate Governance and Affiliated Companies

5.1.	Board of Directors & Committees under the Board

As of June 30, 2025, our board of directors consisted of nine directors, comprising one executive director, one non-standing director and seven non-executive directors. The following committees currently serve under our board of directors:

•	Audit Committee;

•	Risk Management Committee;

•	Evaluation and Compensation Committee;

•	ESG Committee;

•	Internal Control Committee;

•	Non-Executive Director Nominating Committee;

•	Chairman Nominating Committee;

•	Subsidiaries’ Representative Director Nominating Committee; and

•	Audit Committee Member Nominating Committee (ad hoc committee).

For the list of our directors, see 6. Directors, Senior Management and Employees — 6.1. Executive Directors, — 6.2. Non-standing Directors and — 6.3. Non-executive Directors below.

5.2.	Audit Committee

The Audit Committee oversees our financial reporting and approves the appointment of our independent auditors and internal compliance officers. The committee also reviews our financial information, auditor’s examinations, key financial statement issues, the plans and evaluation of internal controls and the administration of our financial affairs by the board of directors. In connection with the general meetings of shareholders, the committee examines the agenda for, and financial statements and other reports to be submitted by, the board of directors to each general meeting of shareholders. The committee holds regular meetings every quarter and on an as-needed basis.

The following table shows a list of audit committee requirements under Articles 415-2 and 542-11 of the Commercial Act and how we fulfill each requirement as of June 30, 2025.

The Commercial Act Requirements	KB Financial Group
The Audit Committee must consist of three or more directors.	We have four Audit Committee members.

At least two-thirds of the Audit Committee members must be non-executive directors.	All four Audit Committee members, including the chairman of the committee, are non-executive directors.
The chairman of the Audit Committee must be a non-executive director.

At least one Audit Committee member must be an accounting or financial expert.	Two Audit Committee members (Whajoon Cho, Sun Yeop Kim) are accounting or financial experts.

5.3.	Compensation to Directors

5.3.1.	Total Amount of Compensation Approved at the Annual General Meeting of Shareholders

	(Unit: in millions of Won)
	Total number of persons	Total compensation approved at shareholders’ meeting	Notes
Registered Directors (Non-executive directors)	9 (7)	3,000	—

5.3.2. Total Amount of Compensation Paid

(As of June 30, 2025)	(Unit: in millions of Won)
Total number of persons(1)	Total payment(2)(3)	Average payment per person(4)	Notes
9	999	117	—

Notes: (1)	Represents the total number of applicable persons as of June 30, 2025.
(2)	Represents the total amount paid (rounded to the nearest million) for the six months ended June 30, 2025.
(3)	Total payment amount in accordance with the Company’s internal policies on compensation to directors.
(4)	Represents (i) the total amount paid (rounded to the nearest million) for the six months ended June 30, 2025, divided by (ii) the number of applicable persons for the applicable reporting period.

5.3.3. Compensation Breakdown

(As of June 30, 2025)			(Unit: in millions of Won)

	Total number of persons	Total payment	Average payment per person	Notes
Registered Directors (excluding non-executive directors and Audit Committee members)	2	650	423	—
Non-executive Directors (excluding Audit Committee members)	3	148	49	—
Audit Committee members	4	202	50	—
Internal Auditor	—	—	—	—

5.4.	Top 5 Highest-Paid Individuals

5.4.1	Compensation exceeding Won 500 million – Individual basis

(As of June 30, 2025)			(Unit: in millions of Won)

Name	Position	Total Amount	Deferred Compensation
Jong Hee Yang	Chairman & CEO	650

- Deferred short-term performance-based payment, the amount of which corresponds to a total of 6,521 shares and deferred long-term performance-based payment, the amount of which corresponds to a total of 3,945 shares.

—Long-term performance-based payment (18,516 shares per year), the amount of which will be finalized at a future date pursuant to a performance evaluation over a three-year period from November 21, 2023 to November 20, 2026.

Bong Joong Kwon	Senior Managing Director and Head of the IR Division	621

- Deferred short-term performance-based payment, the amount of which corresponds to a total of 3,162 shares and deferred long-term performance-based payment, the amount of which corresponds to a total of 5,528 shares.

5.4.2 Calculation criteria and method of compensation

Name	Compensation Type		Total Compensation (in millions of Won)	Calculation Criteria and Method
Jong Hee Yang	Earned income	Salary	450

- A monthly salary was paid in even installments each month in accordance with the amount of annual salary determined through a resolution of the Evaluation and Compensation Committee within the limit of the total amount of compensation approved at the shareholders’ meeting. (including allowances for business expenses of Won 200 million.)

		Bonus	200

- The bonus paid in 2025 consisted of Won 200 million in short-term performance-based compensation

- The short-term performance-based compensation consisted of Won 200 million paid as an upfront lump sum payment for 2024

- The short-term performance evaluation index for the period after his appointment as the Chairman and CEO consisted of quantitative indicators (including ROE, total operating income, net profit from non-banking businesses, comprehensive NPL ratio, Tier 1 ratio, RORWA, and C/I ratio), as well as non-quantitative results (such as improving the core competitiveness of the Group, enhancing its core businesses, expanding new growth drivers, innovating both physical and digital channels, advancing the Group’s operating model through technology and human capital, and strengthening customer value creation and the foundation for sustainable growth). The amount of the short-term incentive payment is determined by the Evaluation and Compensation Committee based on the aggregate score of the index items above and is within the range of 0%-100% of base salary.

- With respect to the quantitative indicators, the Group’s net profit for 2024 was Won 5,078.2 billion, primarily due to well-managed asset qualities and cost efficiencies. Such results, among others, were considered to be major achievements that were reflected in the performance evaluation.

- With respect to the non-quantitative results, the key achievements that were considered included the shareholder return policy that led the value-up initiative in the financial industry, the stabilization of global operations, the expansion of the Group’s digital platform and the attainment of a differentiated ESG impact.

		Stock options	—	- Not applicable
		Other earned income	—	- Not applicable
	Retirement income		—	- Not applicable
	Other income		—	- Not applicable

Name	Compensation Type		Total Compensation (in millions of Won)	Calculation Criteria and Method
Bong Joong Kwon	Earned income	Salary	115

- A monthly salary was paid in even installments each month in accordance with the amount of annual salary determined based on his position and responsibilities pursuant to our internal policy regarding executive officers.

		Bonus	489

- The bonus paid in 2025 consisted of Won 115 million in short-term performance-based compensation and Won 374 million in long-term performance-based compensation.

- The short-term performance-based compensation consisted of Won 115 million paid as an upfront lump sum payment for 2024

- The short-term performance evaluation criteria for 2024 consisted of qualitative indicators linked to key management objectives in his role as Head of Investor Relations, which were comprehensively reviewed by the Evaluation and Compensation Committee. The amount of the short-term incentive payment was determined within a range of 0%-120% of the base salary.

- Key achievements considered for 2024 included executing market-friendly IR and shareholder meeting processes, enhancing market confidence through accurate and transparent disclosures, improving external credit ratings management and supporting management decision-making through timely market feedback.

- The long-term performance-based compensation consisted of Won 374million (4,289 shares) paid as an upfront lump sum payment for the period between 2023 and 2024.

- The long-term performance evaluation criteria consisted of relative total shareholder return (relative TSR), the Group’s performance, and individual performance results. The amount of the long-term incentive payment was determined based on the achievement level of each indicator and was within a range of 0%-100% of the base salary.

- With respect to the long-term performance evaluation, the relative total shareholder return was calculated based on changes in the Group’s share price relative to the average share price of its competitors during the evaluation period, while the Group’s performance and individual performance results were determined based on the arithmetic average of annual performance evaluations.

		Stock options		- Not applicable
		Other earned income	17	- Other employee benefits
	Retirement income			- Not applicable
	Other income			- Not applicable

5.5.	Stock-based Compensation

5.5.1.	Stock-Linked Cash Compensation (Phantom Stock)

Pursuant to the Group’s director compensation regulations and executive officer management regulations, the Evaluation and Compensation Committee determines various aspects of the performance evaluation and compensation of the Group’s management, and establishes and evaluates the performance evaluation and compensation criteria for management on an annual basis through its committee resolutions. The short-term performance bonuses (annual evaluation) and long-term performance bonuses (multi-year cumulative evaluation) that were determined on the basis of such evaluation results are paid and operated in the form of cash compensation and stock compensation (performance-linked shares, restricted stock).

A portion (40 to 60%) of the short-term bonus is paid in cash immediately, while the remaining portion (60 to 40%) is converted to restricted stocks and paid on a deferred basis. The long-term bonus is granted as performance-linked shares based on a cumulative evaluation covering two years of performance (three years for the CEO). A portion of such performance-linked shares is paid in cash in an amount corresponding to the stock value, while the remaining portion is converted to restricted stocks and paid on a deferred basis, similar to the short-term performance bonuses. The deferred portions of the short-term and long-term performance bonuses are paid in cash, reflecting the stock price (fair market value) at the time of the deferred payment.

5.5.2.	Changes in the Amounts of Stock-based Compensation

5.5.2.1	Long-Term Performance Compensation

			(Unit: Number of shares, except number of recipients)

	For the six months ended June 30, 2025	For the year ended December 31, 2024	For the year ended December 31, 2023	For the year ended December 31, 2022
Number of Recipients(1)(2)	12	13	11	13
Number of Performance-Linked Shares Granted(2)(3)	40,267	73,213	97,995	58,317
Number of Performance-Linked Shares Paid During the Period (a+b)(4)	41,877	69,947	136,045	36,471
a. Number of Shares for Stock-Linked Cash Compensation	20,406	33,431	63,934	18,234
b. Number of Shares Converted to Restricted Stocks to be Paid on a Deferred Basis	21,471	36,516	72,111	18,237
Evaluation Adjustment	(684)	(4,146)	(839)	(1,003)
Cumulative Number of Performance-Linked Shares Paid (Sum of Stock-Linked Cash Compensation and Restricted Stock Conversion)(5)	247,869	242,463	216,889	169,382
Number of Unpaid Performance-Linked Shares(3)(6)	145,299	147,593	148,473	187,362

Notes: (1)	Based on the beneficiaries reported to the tax office pursuant to Article 20 of the Income Tax Act of Korea.

(2)	Based on the number of individuals who entered into stock-based compensation agreements each year and the number of shares scheduled to be granted according to such agreements.

(3)	Adjusted based on the period of employment during the performance-linked share grant period.

(4)

Represents the final number of shares determined after adjustments based on evaluation results. According to the Act on the Corporate Governance of Financial Companies, a portion (40 to 60%) is paid as stock-linked cash compensation applying the stock price (fair market value) at the end of the evaluation period, while the remainder (60 to 40%) is converted to restricted stocks and paid on a deferred basis for one year from the end of the evaluation period or one year after retirement, and then paid over three years applying the stock price (fair market value) at the time of each deferred payment.

(5)	Represents the cumulative number of shares paid up to the record date of disclosure during the reporting period.

(6)	Represents the number of shares granted at the end of the year minus the actual number of shares paid.

5.5.2.2.	Restricted Stock

			(Unit: Number of shares, except number of recipients)

	For the six months ended June 30, 2025	For the year ended December 31, 2024	For the year ended December 31, 2023	For the year ended December 31, 2022
Number of Payment Recipients	21	26	23	15
Number of Shares Confirmed for Deferral(1)	43,076	64,997	113,124	46,557
Number of Shares Paid(1)	60,626	73,878	66,512	58,434
Cumulative Number of Shares Paid(3)	201,016	198,824	188,802	187,020
Number of Unpaid Shares(1)	144,203	161,753	170,634	124,022

Notes: (1)	Based on the number of restricted stocks confirmed based on the period of employment and the resolutions of the Evaluation and Compensation Committee.
(2)

Restricted stock is paid in cash reflecting the stock price (fair market value) at the time of each deferred payment, after one year from the end of the evaluation period or one year after retirement, over three years.

(3)	Represents the cumulative number of shares paid up to the record date of disclosure during the reporting period.

5.6.	Affiliated Companies

5.6.1.	List of Affiliated Companies

Affiliated companies of KB Financial Group that are first-tier subsidiaries and KB Financial Group’s ownership of such companies as of June 30, 2025 are as follows.

1)	Kookmin Bank (100.00%)

2)	KB Securities Co., Ltd. (100.00%)

3)	KB Insurance Co., Ltd. (100.00%)

4)	KB Kookmin Card Co., Ltd. (100.00%)

5)	KB Life Insurance Co., Ltd. (100.00%)

6)	KB Asset Management Co., Ltd. (100.00%)

7)	KB Capital Co., Ltd. (100.00%)

8)	KB Real Estate Trust Co., Ltd. (100.00%)

9)	KB Savings Bank Co., Ltd. (100.00%)

10)	KB Investment Co., Ltd. (100.00%)

11)	KB Data Systems Co., Ltd. (100.00%)

6.	Directors, Senior Management and Employees

6.1.	Executive Directors

As of June 30, 2025, we had one executive director. The name, position and the end of the term of our executive director and the number of shares of our common stock he owned as of June 30, 2025 are set forth below.

Name	Date of Birth	Position	Common Shares Owned	End of Term
Jong Hee Yang	June 1961	Chairman & Chief Executive Officer	5,914	November 20, 2026

6.2.	Non-standing Directors

As of June 30, 2025, we had one non-standing director. The name, position and the end of the term of our non-standing director and the number of shares of our common stock he owned as of June 30, 2025 are set forth below.

Name	Date of Birth	Position	Common Shares Owned	End of Term(1)
Hwan Ju Lee	October 1964	Non-standing Director	4,131	March 25, 2027

Note: (1)	The date designated as Mr. Hwan Ju Lee’s end of term is the date of the annual general meeting of shareholders for fiscal year 2026, which is expected be held in March 2027.

6.3.	Non-executive Directors

As of June 30, 2025, we had seven non-executive directors. The name, position and the end of the term of our non-executive directors and the number of shares of our common stock they respectively owned as of June 30, 2025 were as follows.

Name	Date of Birth	Position	Common Shares Owned	End of Term
Whajoon Cho	February 1957	Non-executive Director	—	March 25, 2026
Jungsung Yeo	April 1960	Non-executive Director	—	March 25, 2026
Jaehong Choi	August 1962	Non-executive Director	—	March 25, 2026
Eun Young Chah	October 1962	Non-executive Director	—	March 25, 2027
Myong-Hwal Lee	May 1964	Non-executive Director	—	March 21, 2026
Sung—Yong Kim	March 1966	Non-executive Director	—	March 25, 2026
Sun Yeop Kim	November 1969	Non-executive Director	—	March 25, 2027

6.4.	Senior Management

Members of our senior management as of June 30, 2025 are as follows.

Name	Date of Birth	Position	Common Shares Owned(1)	End of Term
Jae Keun Lee	May 1966	Senior Executive Vice President and Chief Business Officer of Global	2,119	December 31, 2025
Chang Kwon Lee	November 1965	Senior Executive Vice President and Chief Digital Officer and Chief IT Officer	3,010	December 31, 2025
Dae Hwan Lim	November 1965	Executive Vice President and Chief Compliance Officer	2,334	December 31, 2025
Young June Park	November 1969	Senior Managing Director and Chief Strategy Officer	845	December 31, 2025
Bong Joong Kwon	November 1969	Senior Managing Director and Head of the IR Division	3,363	December 31, 2025
Hong Sun Yum	February 1971	Senior Managing Director and Chief Risk Management Officer	1,144	December 31, 2026
Hyo Ik Park	January 1970	Senior Managing Director and Chief Business Officer of Insurance	1,448	December 31, 2025
Shin Dong Jeung	January 1966	Senior Managing Director and Head of KB Research	1,056	December 31, 2025
Dae Hyun Cha	January 1966	Senior Managing Director and Chief Officer of Audit Department	2,266	December 31, 2025
Young Gi Seo	August 1965	Senior Managing Director and Vice Head of KB Research	—	December 31, 2026
Keoung Nam Kim	August 1967	Managing Director and Head of the ESG Division	2,569	December 31, 2025
Sang Rok Na	August 1972	Managing Director and Chief Financial Officer	1,373	December 31, 2025
Hyo Sung Jeon	March 1971	Managing Director and Chief Human Resources Officer	2,073	December 31, 2025
Jin Young Park	September 1972	Chief Public Relation Officer	2,625	December 31, 2025
Young Sei Park	January 1968	Chief Consumer Protection Officer	2,087	December 31, 2025
Young Suh Cho	February 1971	Head of the AI • Digital Division	2,000	December 31, 2025
Sang Won Oh	December 1967	Head of the IT Division	1,270	December 31, 2025
Byoung Jip Kim	April 1980	Head of the Financial AI Center 1	—	December 31, 2025
Kyeong Jong Lee	February 1978	Head of the Financial AI Center 2	—	December 31, 2025
Hyun Jung Lee	March 1977	Head of the Customer Experience Design Center	415	December 31, 2025
Byoung Ha Choi	September 1972	Head of the Group Architecture Center	548	December 31, 2025
Joo Hyun Kim	November 1970	Head of the Group Cloud Center	357	December 31, 2025
Myoung Hwa Park	December 1969	Head of the Planning & Coordination Department	837	December 31, 2025

Note: (1)

The numbers of common shares owned are as of June 30, 2025 and includes those owned in the holder’s name under the employee stock ownership association’s account, and may differ from the number of shares owned as reported pursuant to Article 173 of the Financial Investment Services and Capital Markets Act.

As of June 30, 2025, the following management also served as senior management at our subsidiaries.

Name	Subsidiary	Position	Appointment Date
Hwan Ju Lee	Kookmin Bank	Chief Executive Officer	January 2025
Keoung Nam Kim	Kookmin Bank	Managing Director, ESG Division	January 2025
Jin Young Park	Kookmin Bank	Managing Director, Brand & PR Group	January 2024
Young Sei Park	Kookmin Bank	Senior Executive Vice President, Consumer Protection Group	January 2025
Young Suh Cho	Kookmin Bank	Senior Executive Vice President, AI/Data Innovation Division	January 2025
Sang Won Oh	Kookmin Bank	Senior Executive Vice President, Tech Development Group	January 2024
Byoung Jip Kim	Kookmin Bank	Managing Director, Head of the Financial AI Center 1	January 2025
Kyeong Jong Lee	Kookmin Bank	Managing Director, Head of the Financial AI Center 2	January 2025
Hyun Jung Lee	Kookmin Bank	Head of the Customer Experience Design Center	January 2025
Byoung Ha Choi	Kookmin Bank	Head of the Tech Development Division	January 2025
Joo Hyun Kim	Kookmin Bank	Head of the Cloud Platform Department	February 2022
Myoung Hwa Park	Kookmin Bank	Head of the Planning & Coordination Department	January 2025
Young June Park	KB Securities	Non-standing Director	February 2025
Sang Rock Na	KB Insurance	Non-standing Director	February 2025
Hyo Sung Jeon	KB Kookmin Card	Non-standing Director	March 2025
Bong Joong Kwon	KB Life Insurance	Non-standing Director	March 2025
Hyo Ik Park	KB Asset Management	Non-standing Director	March 2025

6.5.	Employees

The following table shows information regarding our employees and compensation paid to them as of June 30, 2025.

					(Unit: in millions of Won)
Number of Employees(1)	Average Tenure of Employees(2)		Total Amount of Compensation(3)		Average Compensation per Person(4)
142	3 years and 4months (16 years and 11months	)	17,463	(5)	124	(5)

Notes:	(1) Includes all employees as of June 30, 2025, including executive officers.
(2)	The duration in parentheses includes tenure at our subsidiaries.
(3)	Based on the sum of all compensation paid from January 1, 2025 to June 30, 2025.
(4)

Based on the sum of the average monthly compensation of each month from January 1, 2025 to June 30, 2025, which is computed by dividing the sum of all compensation paid each month by the number of employees (including executive officers) at the end of each month.

(5)

The total amount of compensation paid from January 1, 2025 to June 30, 2025 includes special bonuses for the fiscal year 2024. Excluding such special bonuses, the average compensation per employee amounts to Won 105 million.

The following table shows information regarding our executive officers and compensation paid to them as of June 30, 2025.

		(Unit: in millions of Won)
Number of Executive Officers(A)(1)	Total Amount of Annual Salaries(B)(2)	Average Annual Salary per Person(B/A)(2)
13	4,586	376

Note:	(1) Excludes 10 executive officers who served primarily as executive officers at our subsidiaries.
(2)	The calculation basis for the total amount of annual salaries and the average annual salary per person is the same as that for employees, in the table above.

7.	Major Shareholders and Related Party Transactions

7.1.	Major Shareholders

The following table presents information regarding holders of 5% or more of our total issued shares based on our shareholder registry as of June 30, 2025, unless specified otherwise.

		(Unit: shares, %)
Name	Number of Shares of Common Stock	Percentage of Total Issued Shares(1)
Korean National Pension Service	33,064,648	8.40
The Capital Group Companies,Inc.(2)	31,763,237	8.07
JP Morgan Chase Bank, N.A.(3)	20,521,031	5.21
BlackRock Fund Advisors(4)	25,050,939	6.02

Notes:	(1) Based on 393,528,423 shares of our common stock issued as of May 12, 2025.
(2)

The above number of shares and the percentage of total issued shares held by The Capital Group Companies, Inc. are as of December 31, 2024 and are based on disclosure made by The Capital Group Companies, Inc. in a statement of acquisition filing on January 13, 2025.

(3)	Depositary under the Company’s ADR program. The voting rights are held by ADR holders.
(4)

The above number of shares and the percentage of total issued shares held by BlackRock Fund Advisors are based on the disclosure made by BlackRock Fund Advisors in a statement of acquisition filing on March 10, 2021.

7.2.	Changes in the Largest Shareholder

				(Unit: shares, %)

Name of Largest Shareholder	Date of Change in Largest Shareholder/ Date of Change in Number of Shares Owned	Number of Shares of Common Stock(1)		Percentage of Total Issued Shares(2)
Korean National Pension Service	December 31, 2019	41,468,003		9.97
Korean National Pension Service	February 1, 2020	41,462,588	(3)	9.97
Korean National Pension Service	October 12, 2020	41,402,150		9.96
Korean National Pension Service	December 31, 2020	41,287,280		9.93
Korean National Pension Service	June 30, 2021	40,626,942		9.77
Korean National Pension Service	December 31, 2021	37,626,516		9.05
Korean National Pension Service	January 27, 2022	37,188,199	(4)	8.94
Korean National Pension Service	March 31, 2022	36,008,504		8.73
Korean National Pension Service	June 30, 2022	33,830,623		8.20
Korean National Pension Service	September 30, 2022	32,594,691		7.97
Korean National Pension Service	October 12, 2022	32,457,827	(5)	7.94
Korean National Pension Service	December 31, 2022	32,499,151		7.95
Korean National Pension Service	March 31, 2023	33,572,593		8.21
Korean National Pension Service	June 30, 2023	33,183,590		8.22
Korean National Pension Service	September 30, 2023	35,321,767		8.75
Korean National Pension Service	October 6, 2023	35,273,578		8.74
Korean National Pension Service	December 31, 2023	33,473,917		8.30
Korean National Pension Service	February 29, 2024	33,704,092		8.35
Korean National Pension Service	March 31, 2024	33,200,471		8.23
Korean National Pension Service	June 30, 2024	33,326,122		8.26
Korean National Pension Service	September 30, 2024	32,308,082		8.21
Korean National Pension Service	December 31, 2024	33,095,691		8.41
Korean National Pension Service	March 31, 2025	32,919,773		8.37
Korean National Pension Service	June 30, 2025	33,064,648		8.40

Notes:	(1) Based on our shareholder registry as of the end of each applicable year unless specified otherwise.
(2)	Total number of shares of common stock issued as of the following dates:
From October 19, 2016 to December 12, 2019: 418,111,537
From December 12, 2019 to February 14, 2022: 415,807,920
From February 14, 2022 to August 1, 2022: 412,352,494
From August 1, 2022 to April 4, 2023: 408,897,068
From April 4, 2023 to August 14, 2024: 403,511,072
From August 14,2024 to May 15, 2025: 393,528,423

After May 15, 2025: 381,462,103(However, the number of shares and the shareholding ratio of the National Pension Service as of June 30, 2025 are based on the shareholder registry as of May 12, 2025, or 393,528,423 shares.)

(3)	Based on disclosure made by the Korean National Pension Service in a statement of acquisition filing on February 7, 2020.
(4)	Based on disclosure made by the Korean National Pension Service in a statement of disposal filing on February 4, 2022.
(5)	Based on disclosure made by the Korean National Pension Service in a statement of disposal filing on November 2, 2022.

7.3.	Employee Stock Ownership Association (As of June 30, 2025)

(Unit: shares)
Company Name	Number of Shares of Common Stock Owned
KB Financial Group Inc.	80,413
Kookmin Bank	7,403,924
KB Securities Co., Ltd.	71,328
KB Insurance Co., Ltd.	786,674
KB Kookmin Card Co., Ltd.	684,109
KB Life Insurance Co., Ltd.	21,986
KB Asset Management Co., Ltd.	17,440
KB Capital Co., Ltd.	140,681
KB Real Estate Trust Co., Ltd.	22,966
KB Savings Bank Co., Ltd.	16,900
KB Investment Co., Ltd.	3,846
KB Data Systems Co., Ltd.	60,973
KB Credit Information	11,758
KB Fund Partners Co., Ltd.	23,978
Others(1)	29,367

Total	9,376,343

Note:	(1) Shares of common stock attributable to an account owned by the employee stock ownership association of KB Financial Group.

7.4.	Investments in Affiliated Companies

(As of June 30, 2025)				(Units: shares, %, millions of Won)
Company Name	Ending Balance			Total assets as of the latest fiscal year	Net income(loss) for the latest fiscal year
	Number of shares owned	Ownership	Book value
Kookmin Bank	404,379,116	100	14,821,721	574,607	2,188
KB Securities Co., Ltd.	298,620,424	100	3,342,391	71,121	339
KB Insurance Co., Ltd.	66,500,000	100	2,375,430	42,709	558
KB Kookmin Card Co., Ltd.	92,000,000	100	1,953,175	29,363	181
KB Life Insurance Co., Ltd. (Formerly, Prudential Life Insurance)	16,201,518	100	2,795,367	35,770	116
KB Asset Management Co., Ltd.	7,667,550	100	96,312	444	72
KB Capital Co., Ltd.	32,175,147	100	873,811	18,035	124
KB Real Estate Trust Co., Ltd.	21,616,085	100	271,553	1,156	(22)
KB Savings Bank Co., Ltd.	8,001,912	100	176,813	2,356	1
KB Investment Co., Ltd.	22,525,328	100	154,910	1,497	3
KB Data Systems Co., Ltd.	800,000	100	6,334	69	5

Total	—	—	26,867,817	—	—

Note: (1)  Based on each affiliate’s financial statements prepared in accordance with K-IFRS; amounts for the latest fiscal year are presented in units of billions of Won.

7.5.	Related Party Transactions

7.5.1.	Purchase of capital securities issued by KB Securities Co., Ltd.

							(Unit: in billions of Won)

Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds
KB Securities Co., Ltd.	Subsidiary	No. 1 Private Placement of Capital Securities in Won	200	March 31, 2022	4.300%	March 31, 2052 (may be extended)	Working capital

							(Unit: in billions of Won)

Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds
KB Securities Co., Ltd.	Subsidiary	No. 3 Private Placement of Capital Securities in Won	230	September 30, 2022	5.500%	September 30, 2052 (may be extended)	Working capital

							(Unit: in billions of Won)

Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds
KB Securities Co., Ltd.	Subsidiary	No. 4 Private Placement of Capital Securities in Won	100	May 8, 2023	5.350%	May 8, 2053 (may be extended)	Working capital

7.5.2.	Purchase of capital securities issued by KB Capital Co., Ltd.

								(Unit: in billions of Won)

Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate		Maturity Date	Use of Proceeds
KB Capital Co., Ltd.	Subsidiary	No. 299 Private Placement of Capital Securities in Won	50	March 27, 2015	7.840	%(1)	March 27, 2045 (may be extended)	Working capital

Note: (1)	The interest rate has increased from its initial rate due to the non-exercise of the call option.

							(Unit: in billions of Won)

Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate		Maturity Date	Use of Proceeds
KB Capital Co., Ltd..	Subsidiary	No. 320 Private Placement of Capital Securities in Won	50	September 24, 2015	5.989	%(1)	September 24, 2045 (may be extended)	Working capital

Note: (1)	The interest rate has increased from its initial rate due to the non-exercise of the call option.

							(Unit: in billions of Won)

Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate		Maturity Date	Use of Proceeds
KB Capital Co., Ltd.	Subsidiary	No. 343 Private Placement of Capital Securities in Won	50	March 29, 2016	6.305	%(1)	March 29, 2046 (may be extended)	Working capital

Note: (1)	The interest rate has increased from its initial rate due to the non-exercise of the call option.

							(Unit: in billions of Won)

Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate		Maturity Date	Use of Proceeds
KB Capital Co., Ltd.	Subsidiary	No. 352 Private Placement of Capital Securities in Won	50	June 28, 2016	6.466	%(1)	June 28, 2046 (may be extended)	Working capital

Note: (1)	The interest rate has increased from its initial rate due to the non-exercise of the call option.

							(Unit: in billions of Won)

Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate		Maturity Date	Use of Proceeds
KB Capital Co., Ltd.	Subsidiary	No. 367 Private Placement of Capital Securities in Won	50	November 28, 2016	6.952	%(1)	November 28, 2046 (may be extended)	Working capital

Note: (1) The interest rate has increased from its initial rate due to the non-exercise of the call option.

							(Unit: in billions of Won)

Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate		Maturity Date	Use of Proceeds
KB Capital Co., Ltd.	Subsidiary	No. 378 Private Placement of Capital Securities in Won	50	April 27, 2017	7.664	%(1)	April 27, 2047 (may be extended)	Working capital

Note: (1) The interest rate has increased from its initial rate due to the non-exercise of the call option.

						(Unit: in billions of Won)

Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds
KB Capital Co., Ltd.	Subsidiary	No. 460 Private Placement of Capital Securities in Won	100	September 25, 2020	3.376%	September 25, 2050 (may be extended)	Working capital

						(Unit: in billions of Won)

Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds
KB Capital Co., Ltd.	Subsidiary	No. 486 Private Placement of Capital Securities in Won	100	February 17, 2022	4.495%	February 17, 2052 (may be extended)	Working capital

7.5.3. Purchase of capital securities issued by KB Real Estate Trust Co., Ltd.

						(Unit: in billions of Won)

Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds
KB Real Estate Trust Co., Ltd.	Subsidiary	No. 1 Private Placement of Capital Securities in Won	150	June 27, 2025	7.800%	June 27, 2054 (may be extended)	Working capital

7.5.4.	Purchase of subordinated bonds issued by KB Savings Bank Co., Ltd.

						(Unit: in billions of Won)

Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds
KB Savings Bank Co., Ltd.	Subsidiary	No. 1 Subordinated Bonds in Won	70	June 25, 2021	1.600%	June 25, 2031	Working capital

7.5.5.	Prepayments and Loans to Subsidiaries

						(Unit: in billions of Won)

Name	Relationship	Account	Loan Amount	Current Balance	Credit Offering Date	Interest Rate	Maturity Date
KB Investment Co., Ltd.	Subsidiary	Loans(1)	10	10	July 14, 2017	2.653%	July 12, 2025

Note: (1)	Unsecured credit loans

						(Unit: in billions of Won)

Name	Relationship	Account	Loan Amount	Current Balance	Credit Offering Date	Interest Rate	Maturity Date
KB Investment Co., Ltd.	Subsidiary	Loans(1)	40	40	July 13, 2018	2.653%	July 12, 2025

Note: (1)	Unsecured credit loans

						(Unit: in billions of Won)

Name	Relationship	Account	Loan Amount	Current Balance	Credit Offering Date	Interest Rate	Maturity Date
KB Investment Co., Ltd.	Subsidiary	Loans(1)	70	70	March 8, 2019	3.165%	March 6, 2025

Note:	(1)	Unsecured credit loans

						(Unit: in billions of Won)

Name	Relationship	Account	Loan Amount	Current Balance	Credit Offering Date	Interest Rate	Maturity Date
KB Investment Co., Ltd.	Subsidiary	Loans(1)	30	30	March 9, 2020	3.165%	March 6, 2025

Note:	(1)	Unsecured credit loans

						(Unit: in billions of Won)

Name	Relationship	Account	Loan Amount	Current Balance	Credit Offering Date	Interest Rate	Maturity Date
KB Investment Co., Ltd.	Subsidiary	Loans(1)	30	30	July 13, 2020	2.653%	July 12, 2025

Note:	(1)	Unsecured credit loans

						(Unit: in billions of Won)

Name	Relationship	Account	Loan Amount	Current Balance	Credit Offering Date	Interest Rate	Maturity Date
KB Investment Co., Ltd.	Subsidiary	Loans(1)	70	70	December 20, 2021	2.858%	December 19, 2025

Note:	(1)	Unsecured credit loans

						(Unit: in billions of Won)

Name	Relationship	Account	Loan Amount	Current Balance	Credit Offering Date	Interest Rate	Maturity Date
KB Investment Co., Ltd.	Subsidiary	Loans(1)	60	60	July 13, 2022	2.653%	July 12, 2025

Note:	(1)	Unsecured credit loans

						(Unit: in billions of Won)

Name	Relationship	Account	Loan Amount	Current Balance	Credit Offering Date	Interest Rate	Maturity Date
KB Investment Co., Ltd.	Subsidiary	Loans(1)	50	50	July 13, 2023	2.653%	July 12, 2025

Note:	(1)	Unsecured credit loans

8.	Internal Controls

8.1.	Management’s Assessment of the Effectiveness of the Internal Accounting Management System

Period	Date of Report	Assessment	Material Deficiencies	Corrective Action Plans
January 1 to December 31, 2025	—	—	—	—
January 1 to December 31, 2024	March 4, 2025 (Audit Committee) March 4, 2025 (Board of Directors) March 26, 2025 (General Meeting of Shareholders)	In terms of overall materiality, the internal accounting management system is under effective design and operation.	—	—
January 1 to December 31, 2023	March 5, 2024 (Audit Committee) March 5, 2024 (Board of Directors) March 22, 2024 (General Meeting of Shareholders)	In terms of overall materiality, the internal accounting management system is under effective design and operation.	—	—

8.2.	Audit Committee’s Assessment of the Effectiveness of the Internal Accounting Management System

Period	Date of Report	Assessment	Material Deficiencies	Corrective Action Plans
January 1 to December 31, 2025	—	—	—	—
January 1 to December 31, 2024	March 4, 2025	In terms of overall materiality, the internal accounting management system is under effective design and operation.	—	—
January 1 to December 31, 2023	March 5, 2024	In terms of overall materiality, the internal accounting management system is under effective design and operation.	—	—

8.3.	External Auditor’s Audit Opinion (Review Report) on the Effectiveness of the Internal Accounting Management System

Period	Auditor	Audit or Review	Opinion Type	Issues	Company’s Response Actions
January 1 to December 31, 2025	—	—	—	—	—
January 1 to December 31, 2024	Samil PricewaterhouseCoopers	Audit	Unqualified	—	—
January 1 to December 31, 2023	Samil PricewaterhouseCoopers	Audit	Unqualified	—	—

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: August 14, 2025	By:	/s/ Bong Joong Kwon
(Signature)
	Name:	Bong Joong Kwon
	Title:	Senior Managing Director and Head of IR Division